

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Surendra Ajjarapu
Chief Executive Officer
Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, New York 10017

> **Re: Semper Paratus Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2023**
> **File No. 001-41002**

Dear Surendra Ajjarapu:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on November 13, 2023

General

1.   We note that you propose to extend your termination date to December 15, 2024, a date which is 37 months from your initial public offering, and that your units, public shares and public warrants are currently listed on Nasdaq. Section IM-5101-2 of the Nasdaq Listing Rules requires that a business combination be completed within 36 months of the effectiveness of the initial public offering registration statement. Please revise your disclosure to explain that your proposed termination date does not comply with this rule and disclose the risks associated with non-compliance, including that your securities may be subject to suspension and delisting from Nasdaq.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew M. Tucker, Esq.